Exhibit 99.1

          1st Quarter 2016 • Earnings News Release • Three months ended January 31, 2016

TD Bank Group Reports First Quarter 2016 Results

This quarterly earnings news release should be read in conjunction with the Bank's unaudited First Quarter 2016 Report to Shareholders for the three months ended January 31, 2016, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated February 24, 2016. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank's Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (SEC) website at http://www.sec.gov (EDGAR filers section).

    Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the First Quarter 2016 Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter a year ago:

•	Reported diluted earnings per share were $1.17, compared with $1.09.
•	Adjusted diluted earnings per share were $1.18, compared with $1.12.
•	Reported net income was $2,223 million, compared with $2,060 million.
•	Adjusted net income was $2,247 million, compared with $2,123 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The first quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $65 million after tax (3 cents per share), compared with $63 million after tax (3 cents per share) in the first quarter a year ago.
•	A gain of $41 million after tax (2 cents per share) due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio.

TORONTO, February 25, 2016 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the first quarter ending January 31, 2016, which reflect growth in retail earnings.

"We are pleased to report adjusted earnings of $2.2 billion, up 6% from the first quarter last year," said Bharat Masrani, Group President and Chief Executive Officer. "Our performance reflects organic growth, favourable currency translation and expense management." The Bank also announced a dividend increase of 4 cents per common share for the dividend payable in April.

Canadian Retail

Canadian Retail net income was $1.5 billion, an increase of 4% over the first quarter last year. Higher earnings reflect loan, deposit and wealth asset volume growth and higher fee-based revenue, partially offset by lower margins, higher provision for credit losses, and a higher effective tax rate.

U.S. Retail

U.S. Retail net income was $751 million (US$552 million) in the first quarter. The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, generated net income of $642 million (US$470 million), an increase of 20% (3% in U.S. dollars) compared with the first quarter last year. Earnings reflect volume growth and expense management initiatives, partially offset by higher provision for credit losses and lower margins.

TD Ameritrade contributed $109 million (US$82 million) in earnings to the segment, an increase of 21% (4% in U.S. dollars) compared with the first quarter last year.

Wholesale Banking

Wholesale Banking net income was $161 million, a decrease of 16% compared with the first quarter last year, reflecting a more challenging equity trading environment and lower security gains.

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 9.9%, the same as last quarter.

Conclusion

"Our first quarter results demonstrate the ability of our diversified business model to perform in a challenging environment," said Masrani. "Looking ahead, we remain focused on driving organic growth, improving our productivity, adapting and innovating with new initiatives and investments, and helping our customers achieve their goals."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements" on page 2.

TD BANK GROUP • FIRST QUARTER 2016 • EARNINGS NEWS RELEASE	Page 1

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2015 MD&A") in the Bank's 2015 Annual Report under the heading "Economic Summary and Outlook", for each business segment under headings "Business Outlook and Focus for 2016", and in other statements regarding the Bank's objectives and priorities for 2016 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2015 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2015 MD&A under the headings "Economic Summary and Outlook", and for each business segment, "Business Outlook and Focus for 2016", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2016 • EARNINGS NEWS RELEASE	Page 2

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	As at or for the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Results of operations
Total revenue	$8,610	$8,047	$7,614
Provision for credit losses	642	509	362
Insurance claims and related expenses	655	637	699
Non-interest expenses	4,653	4,911	4,165
Net income – reported	2,223	1,839	2,060
Net income – adjusted[1]	2,247	2,177	2,123
Return on common equity – reported	13.3%	11.4%	14.6%
Return on common equity – adjusted[2]	13.5	13.5	15.1
Financial position
Total assets	$1,173,584	$1,104,373	$1,080,155
Total equity	71,674	67,028	62,629
Total Common Equity Tier 1 Capital risk-weighted assets[3]	399,617	382,360	355,597
Financial ratios
Efficiency ratio – reported	54.0%	61.0%	54.7%
Efficiency ratio – adjusted[1]	53.5	55.3	53.8
Common Equity Tier 1 Capital ratio[3]	9.9	9.9	9.5
Tier 1 Capital ratio	11.4	11.3	11.0
Provision for credit losses as a % of net average loans and acceptances[4]	0.45	0.40	0.29
Common share information – reported (dollars)
Per share earnings
Basic	$1.17	$0.96	$1.09
Diluted	1.17	0.96	1.09
Dividends per share	0.51	0.51	0.47
Book value per share	35.99	33.81	31.60
Closing share price	53.15	53.68	50.60
Shares outstanding (millions)
Average basic	1,854.1	1,853.1	1,844.2
Average diluted	1,857.5	1,857.2	1,849.7
End of period	1,850.3	1,855.1	1,845.5
Market capitalization (billions of Canadian dollars)	$98.3	$99.6	$93.4
Dividend yield	3.9%	3.9%	3.5%
Dividend payout ratio	43.6	53.0	43.2
Price-earnings ratio	12.4	12.8	12.2
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.18	$1.15	$1.12
Diluted	1.18	1.14	1.12
Dividend payout ratio	43.1%	44.5%	41.8%
Price-earnings ratio	11.4	11.7	11.7
1	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
2	Adjusted return on common equity is a non-GAAP financial measure. Refer to the "Return on Common Equity" section of this document for an explanation.
3	Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2015 and 2016, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA are 64%, 71%, and 77%, respectively.
4	Excludes acquired credit-impaired (ACI) loans and debt securities classified as loans. For additional information on ACI loans, refer to the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" discussion and tables in the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements.
TD BANK GROUP • FIRST QUARTER 2016 • EARNINGS NEWS RELEASE	Page 3

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures to arrive at "adjusted" results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes "items of note", net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed on Table 3. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Net interest income	$5,047	$4,887	$4,560
Non-interest income	3,563	3,160	3,054
Total revenue	8,610	8,047	7,614
Provision for credit losses	642	509	362
Insurance claims and related expenses	655	637	699
Non-interest expenses	4,653	4,911	4,165
Income before income taxes and equity in net income of an investment in TD Ameritrade	2,660	1,990	2,388
Provision for income taxes	546	259	418
Equity in net income of an investment in TD Ameritrade	109	108	90
Net income – reported	2,223	1,839	2,060
Preferred dividends	25	26	24
Net income available to common shareholders and non-controlling interests in subsidiaries	$2,198	$1,813	$2,036
Attributable to:
Non-controlling interests	$29	$29	$27
Common shareholders	2,169	1,784	2,009
TD BANK GROUP • FIRST QUARTER 2016 • EARNINGS NEWS RELEASE	Page 4

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Operating results – adjusted
Net interest income	$5,047	$4,887	$4,560
Non-interest income[1]	3,517	3,209	3,054
Total revenue	8,564	8,096	7,614
Provision for credit losses	642	509	362
Insurance claims and related expenses	655	637	699
Non-interest expenses[2]	4,579	4,480	4,092
Income before income taxes and equity in net income of an investment in TD Ameritrade	2,688	2,470	2,461
Provision for income taxes[3]	566	417	442
Equity in net income of an investment in TD Ameritrade[4]	125	124	104
Net income – adjusted	2,247	2,177	2,123
Preferred dividends	25	26	24
Net income available to common shareholders and non-controlling interests in
subsidiaries – adjusted	2,222	2,151	2,099
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	29	29	27
Net income available to common shareholders – adjusted	2,193	2,122	2,072
Adjustments for items of note, net of income taxes
Amortization of intangibles[5]	(65)	(65)	(63)
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[6]	41	21	–
Restructuring charges[7]	–	(243)	–
Charge related to the acquisition in U.S. strategic cards portfolio and
related integration costs[8]	–	(51)	–
Total adjustments for items of note	(24)	(338)	(63)
Net income available to common shareholders – reported	$2,169	$1,784	$2,009
1	Adjusted non-interest income excludes the following items of note: first quarter 2016 – $46 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 6; fourth quarter 2015 – $24 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; $73 million difference of the transaction price over the fair value of the Nordstrom assets acquired, as explained in footnote 8.
2	Adjusted non-interest expenses excludes the following items of note: first quarter 2016 – $74 million amortization of intangibles, as explained in footnote 5; fourth quarter 2015 – $73 million amortization of intangibles; $349 million due to the initiatives to reduce costs, as explained in footnote 7; $9 million due to integration costs related to the Nordstrom transaction, as explained in footnote 8; first quarter 2015 – $73 million amortization of intangibles.
3	For a reconciliation between reported and adjusted provision for income taxes, refer to the "Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes" table in the "Income Taxes" section of the MD&A.
4	Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: first quarter 2016 – $16 million amortization of intangibles, as explained in footnote 5; fourth quarter 2015 – $16 million amortization of intangibles; first quarter 2015 – $14 million amortization of intangibles.
5	Amortization of intangibles relate to intangibles acquired as a result of asset acquisitions and business combinations. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
6	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the AFS category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
7	During 2015, the Bank commenced its restructuring review and recorded restructuring charges of $337 million ($228 million after tax) and $349 million ($243 million after tax) on a net basis, in the second quarter and fourth quarter of 2015, respectively. The restructuring initiatives were intended to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures included process redesign and business restructuring, retail branch and real estate optimization, and organizational review. The restructuring charges have been recorded as an adjustment to net income within the Corporate segment.
8	On October 1, 2015, the Bank acquired substantially all of Nordstrom's existing U.S. Visa and private label consumer credit card portfolio and became the primary issuer of Nordstrom credit cards in the U.S. The transaction was treated as an asset acquisition and the difference on the date of acquisition of the transaction price over the fair value of assets acquired has been recorded in Non-interest income. In addition, the Bank incurred set-up, conversion and other one-time costs related to integration of the acquired cards and related program agreement. These amounts are included as an item of note in the U.S. Retail segment.

TD BANK GROUP • FIRST QUARTER 2016 • EARNINGS NEWS RELEASE	Page 5

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Basic earnings per share – reported	$1.17	$0.96	$1.09
Adjustments for items of note[2]	0.01	0.19	0.03
Basic earnings per share – adjusted	$1.18	$1.15	$1.12

Diluted earnings per share – reported	$1.17	$0.96	$1.09
Adjustments for items of note[2]	0.01	0.18	0.03
Diluted earnings per share – adjusted	$1.18	$1.14	$1.12
[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Provision for income taxes – reported	$546	$259	$418
Adjustments for items of note: Recovery of (provision for) income taxes[1,2]
Amortization of intangibles	25	24	24
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(5)	(3)	–
Restructuring charges	–	106	–
Charge related to the acquisition in U.S. strategic cards portfolio and related integration costs	–	31	–
Total adjustments for items of note	20	158	24
Provision for income taxes – adjusted	$566	$417	$442
Effective income tax rate – adjusted[3]	21.1%	16.9%	18.0%
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% CET1 Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Average common equity	$64,641	$62,157	$54,580
Net income available to common shareholders – reported	2,169	1,784	2,009
Items of note, net of income taxes[1]	24	338	63
Net income available to common shareholders – adjusted	2,193	2,122	2,072
Return on common equity – adjusted	13.5%	13.5%	15.1%
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TD BANK GROUP • FIRST QUARTER 2016 • EARNINGS NEWS RELEASE	Page 6

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. retail and commercial banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Commencing with the first quarter of 2016, the Bank reported its segment results with revised presentation for the U.S. strategic cards portfolio1. There was no impact on the net income of the segments or on the presentation of the gross and net results in the consolidated statement of income of the Bank. U.S. Retail revenues, provision for credit losses (PCL), and expenses now include only the Bank's agreed portion of the U.S. strategic cards portfolio. Previously, the gross amounts of the U.S. strategic cards portfolio were included. The retailer program partners' share of the U.S. strategic cards portfolio are now reported as part of revenues, PCL, and expenses in the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results, where applicable, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the 2015 MD&A, and Note 30 of the Bank's Consolidated Financial Statements for the year ended October 31, 2015. For information concerning the Bank's measure of adjusted return on average common equity, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results are reversed in the Corporate segment. The TEB adjustment for the quarter was $65 million, compared with $140 million in the first quarter last year, and $95 million in the prior quarter.

TABLE 7: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Net interest income	$2,491	$2,497	$2,435
Non-interest income	2,540	2,500	2,464
Total revenue	5,031	4,997	4,899
Provision for credit losses	228	221	190
Insurance claims and related expenses	655	637	699
Non-interest expenses	2,079	2,143	2,085
Net income	$1,513	$1,496	$1,449

Selected volumes and ratios
Return on common equity	42.6%	42.3%	41.9%
Margin on average earning assets (including securitized assets)	2.80	2.84	2.88
Efficiency ratio	41.3	42.9	42.6
Assets under administration (billions of Canadian dollars)	$308	$310	$302
Assets under management (billions of Canadian dollars)	247	245	242
Number of Canadian retail branches	1,157	1,165	1,164
Average number of full-time equivalent staff	38,301	38,782	39,602

Quarterly comparison – Q1 2016 vs. Q1 2015

Canadian Retail net income for the quarter was $1,513 million, an increase of $64 million, or 4%, compared with the first quarter last year. The increase in earnings reflects loan and deposit volume growth, higher fee-based revenue, and wealth asset growth, partially offset by higher PCL and the impact of a higher effective tax rate. The annualized ROE for the quarter was 42.6%, compared with 41.9% in the first quarter last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,031 million, an increase of $132 million, or 3%, compared with the first quarter last year. Net interest income increased $56 million, or 2%, compared with the first quarter last year, reflecting loan and deposit volume growth and adjustments made to the recognition of commissions paid to auto dealers, partially offset by lower margins. Non-interest income increased $76 million, or 3%, primarily reflecting higher fee-based revenue in personal and commercial banking, wealth asset growth, a change in mix of reinsurance contracts, and higher insurance premiums, partially offset by the change in fair value of investments supporting claims liabilities. Margin on average earning assets was 2.80%, an 8 basis point (bps) decrease, primarily reflecting the low interest rate environment and competitive pricing.

The personal banking business generated average lending volume growth of $14.4 billion, or 5%, compared with the first quarter last year. Business loans and acceptances average volumes increased $5.5 billion, or 10%. Personal deposit average volumes increased $9.3 billion, or 6%, reflecting strong growth in core chequing and savings volumes, partially offset by lower term deposit volume. Business deposit average volumes increased $2.6 billion, or 3%.

Assets under administration (AUA) were $308 billion as at January 31, 2016, an increase of $6 billion, or 2%, and assets under management (AUM) were $247 billion as at January 31, 2016, an increase of $5 billion, or 2%, compared with the first quarter of last year, reflecting new asset growth, partially offset by decreases in market value.

PCL for the quarter was $228 million, an increase of $38 million, or 20%, compared with the first quarter last year. Personal banking PCL was $225 million, an increase of $35 million, or 18%, primarily reflecting higher provisions, partially offset by a sale of charged-off accounts. Business banking PCL increased $3 million, primarily reflecting lower commercial recoveries compared with the first quarter last year. Annualized PCL as a percentage of credit volume was 0.25%, an increase of 3 bps, compared with the first quarter last year. Net impaired loans were $766 million, a decrease of $58 million, or 7%, compared with the first quarter last year. Net impaired loans as a percentage of total loans were 0.21%, compared with 0.24% as at January 31, 2015.

Insurance claims and related expenses for the quarter were $655 million, a decrease of $44 million, or 6%, compared with the first quarter last year primarily reflecting the change in the fair value of investments supporting claims liabilities, less severe weather conditions, and favourable prior years' claims development, partially offset by increases related to a change in mix of reinsurance contracts.

1	TD offers private label and co-brand credit cards through relationships with retail programs nationwide to provide credit card products to their U.S. customers.

TD BANK GROUP • FIRST QUARTER 2016 • EARNINGS NEWS RELEASE	Page 7

Non-interest expenses were $2,079 million, a decrease of $6 million compared with the first quarter last year. The decrease primarily reflects productivity savings, partially offset by higher employee-related expenses including revenue-based variable expenses in the wealth business and business growth.

The efficiency ratio for the quarter was 41.3%, compared with 42.6% in the first quarter last year.

Quarterly comparison – Q1 2016 vs. Q4 2015

Canadian Retail net income for the quarter increased $17 million, or 1%, compared with the prior quarter. The increase in earnings reflects lower expenses, partially offset by the impact of a higher effective tax rate and higher PCL. The annualized ROE for the quarter was 42.6%, compared with 42.3% in the prior quarter.

Revenue increased $34 million, or 1%, compared with the prior quarter. Net interest income decreased $6 million compared with the prior quarter reflecting seasonally lower mortgage renewal revenue, largely offset by adjustments made to the recognition of commissions paid to auto dealers. Non-interest income increased $40 million, or 2%, reflecting higher fee-based revenue in personal and commercial banking and wealth advice businesses, and the change in the fair value of investments supporting claims liabilities, partially offset by seasonality of insurance premiums. Margin on average earning assets was 2.80%, or a 4 bps decrease, primarily reflecting the low interest rate environment and competitive pricing and lower mortgage renewal revenue, partially offset by adjustments made to the recognition of commissions paid to auto dealers.

The personal banking business generated average lending volume growth of $4 billion, or 1%, compared with the prior quarter. Business loans and acceptances average volumes increased $1.3 billion, or 2%. Personal deposit average volumes increased $2 billion, or 1%, while business deposit average volumes increased $0.8 billion, or 1%.

AUA were $308 billion as at January 31, 2016, a decrease of $2 billion, or 1%, reflecting decreases in market value, partially offset by new asset growth. AUM were $247 billion as at January 31, 2016, an increase of $2 billion, or 1%, compared with the prior quarter, reflecting new asset growth, partially offset by decreases in market value.

PCL for the quarter increased $7 million, or 3%, compared with the prior quarter. Personal banking PCL for the quarter decreased $3 million, or 1%, primarily reflecting a sale of charged-off accounts, partially offset by higher provisions. Business banking PCL increased $10 million primarily reflecting higher commercial recoveries in the prior quarter, partially offset by lower provisions in the current quarter. Annualized PCL as a percentage of credit volume was 0.25%, same as the prior quarter. Net impaired loans increased $51 million, or 7%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.21%, compared with 0.20% as at October 31, 2015.

Insurance claims and related expenses for the quarter increased $18 million, or 3%, compared with the prior quarter primarily reflecting lower favourable prior years' claims development, the change in fair value of investments supporting claims liabilities, and seasonality of claims, partially offset by less severe weather conditions.

Non-interest expenses decreased $64 million, or 3%, primarily reflecting higher marketing and business initiatives in the prior quarter, lower provisions, and productivity savings, partially offset by employee-related expenses including higher revenue-based variable expenses in the wealth business.

The efficiency ratio for the quarter was 41.3%, compared with 42.9% in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2016 • EARNINGS NEWS RELEASE	Page 8

TABLE 8: U.S. RETAIL[1,2]
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars					U.S. dollars
	January 31	October 31	January 31	January 31	October 31	January 31
	2016	2015	2015	2016	2015	2015
Net interest income	$1,769	$1,658	$1,430	$1,288	$1,260	$1,226
Non-interest income	630	492	511	459	373	438
Total revenue – reported	2,399	2,150	1,941	1,747	1,633	1,664
Total revenue – adjusted	2,399	2,223	1,941	1,747	1,689	1,664
Provision for credit losses[3]	221	174	107	160	133	94
Non-interest expenses – reported	1,406	1,442	1,178	1,022	1,096	1,010
Non-interest expenses – adjusted	1,406	1,433	1,178	1,022	1,089	1,010
U.S. Retail Bank net income – reported[4]	642	486	535	470	368	457
Adjustments for items of note, net of income
taxes[5]
Charge related to the acquisition in U.S. strategic
cards portfolio and related integration costs	–	51	–	–	39	–
U.S. Retail Bank net income – adjusted[4]	642	537	535	470	407	457
Equity in net income of an investment in
TD Ameritrade	109	109	90	82	84	79
Net income – adjusted	751	646	625	552	491	536
Net income – reported	$751	$595	$625	$552	$452	$536

Selected volumes and ratios
Return on common equity – reported	8.7%	7.1%	8.5%	8.7%	7.1%	8.5%
Return on common equity – adjusted	8.7	7.8	8.5	8.7	7.8	8.5
Margin on average earning assets (TEB)[6]	3.11	3.08	3.20	3.11	3.08	3.20
Efficiency ratio – reported	58.6	67.1	60.7	58.6	67.1	60.7
Efficiency ratio – adjusted	58.6	64.5	60.7	58.6	64.5	60.7
Assets under administration (billions of dollars)	$17	$16	$14	$12	$12	$11
Assets under management (billions of dollars)	100	101	77	71	77	61
Number of U.S. retail stores	1,264	1,298	1,301	1,264	1,298	1,301
Average number of full-time equivalent staff	25,226	25,250	26,021	25,226	25,250	26,021
1	Certain comparative amounts and ratios have been recast to conform with revised presentation for the U.S. strategic cards portfolio adopted in the current period. For further information, refer to the "How our Businesses Performed" section of this document.
2	Revenue, PCL, and expenses include only the Bank’s agreed portion of the U.S. strategic cards portfolio.
3	Includes provisions for credit losses on ACI loans including all Federal Deposit Insurance Corporation (FDIC) covered loans and debt securities classified as loans.
4	Before the equity in net income of the Bank's investment in TD Ameritrade.
5	For explanations of items of note, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
6	The margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA). On a prospective basis, beginning in the second quarter of 2015, the margin on average earning assets (a) excludes the impact of cash collateral deposited by affiliates with the U.S. banks, which have been eliminated at the U.S. Retail segment level and (b) the allocation of investments to the IDA has been changed to reflect the Basel III liquidity rules.

Quarterly comparison – Q1 2016 vs. Q1 2015

U.S. Retail net income for the quarter was $751 million (US$552 million) which included net income of $642 million (US$470 million) from the U.S. Retail Bank and $109 million (US$82 million) from the Bank's investment in TD Ameritrade. U.S. Retail earnings were up US$16 million, or 3%, compared with the first quarter last year, while Canadian dollar earnings benefited from the strengthening of the U.S. dollar with earnings up $126 million, or 20%, to $751 million. The annualized ROE for the quarter was 8.7%, compared to 8.5% for the first quarter last year.

U.S. Retail Bank net income for the quarter increased US$13 million, or 3%, compared with the first quarter last year due to revenue growth and expense management, partially offset by higher PCL and lower margins. The contribution from TD Ameritrade of US$82 million was up US$3 million, or 4% compared with the first quarter last year, primarily reflecting higher asset-based revenue and reduced operating expenses, partially offset by lower transaction-based revenue.

U.S. Retail Bank revenue is derived from retail and commercial banking operations, wealth management services, and investments. Revenue for the quarter was US$1,747 million, an increase of US$83 million, or 5%, compared with the first quarter last year, primarily due to loan and deposit growth, and the benefit of the acquisition in the strategic cards portfolio, partially offset by lower margins. Other non-interest income increased primarily due to customer account growth and higher transaction volumes. Margin on average earning assets was 3.11%, a 9 bps decrease compared with the first quarter last year, due primarily to the low interest rate and competitive environment. Excluding the acquisition in the strategic cards portfolio, average loan volumes increased US$15 billion, or 13%, compared with the first quarter last year due to growth in business loans and personal loans of 20% and 5%, respectively. Average deposit volumes increased US$18 billion, or 9%, compared with the first quarter last year, reflecting 9% growth in both personal and business deposit volumes, and a 9% increase in sweep deposit volume from TD Ameritrade.

AUA were US$12 billion as at January 31, 2016, an increase of US$0.9 billion, or 8%, compared with the first quarter last year, primarily due to a 14% increase in private banking balances. AUM were US$71 billion as at January 31, 2016, an increase of US$10 billion, or 18%, compared with the first quarter last year. The increase reflects net inflows from institutional clients, offset by the decline in global equity markets in the first quarter of 2016.

PCL for the quarter was US$160 million, an increase of US$66 million, or 70%, compared with the first quarter last year, primarily due to higher provisions for commercial, auto lending, and credit card loans. Personal banking PCL was US$119 million, an increase of US$26 million, or 28%, compared with the first quarter last year, primarily due to volume growth and a reserve release in the first quarter last year. Business banking PCL was US$40 million, a US$39 million increase as compared to the first quarter last year primarily due to increased allowance from commercial loan volume growth. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.7 billion, an increase of US$436 million, or 35%, compared with the first quarter last year reflecting the inclusion of certain home equity loans that are paying as agreed, however have been reported as impaired because borrowers may not qualify under current underwriting guidelines. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.3% as at January 31, 2016, an increase of 20 bps compared with the first quarter last year. Net impaired debt securities classified as loans were US$765 million, a decrease of US$117 million, or 13%, compared with the first quarter last year.

TD BANK GROUP • FIRST QUARTER 2016 • EARNINGS NEWS RELEASE	Page 9

Non-interest expenses for the quarter were US$1,022 million, an increase of US$12 million, or 1%, compared with the first quarter last year, primarily due to an increase in business investment, volume growth, and higher benefit resulting from elective early lump sum pension payouts in the prior year, largely offset by productivity savings.

The efficiency ratio for the quarter was 58.6%, compared with 60.7% in the first quarter last year.

Quarterly comparison – Q1 2016 vs. Q4 2015

U.S. Retail Bank net income for the quarter on a reported basis increased US$102 million, or 28%, compared with the prior quarter. U.S. Retail Bank adjusted net income increased US$63 million, or 15%, primarily due to revenue growth and disciplined expense management, partially offset by higher PCL. The contribution from TD Ameritrade decreased US$2 million, or 2%, compared with the prior quarter, primarily due to lower transaction-based revenue, partially offset by increased asset-based revenue. The reported annualized ROE for the quarter was 8.7%, compared to 7.1% in the prior quarter. The adjusted annualized ROE for the quarter was 8.7%, compared to 7.8% in the prior quarter.

Reported revenue for the quarter increased US$114 million, or 7%. Adjusted revenue for the quarter increased US$58 million, or 3%, primarily due to loan and deposit growth, higher margins, and a full quarter benefit of the acquisition in the strategic cards portfolio. Margin on average earning assets was 3.11%, a 3 bps increase reflecting mainly higher deposit margins and positive balance sheet mix. Overall, absent interest rate changes, we expect margins for U.S. Retail to be relatively stable in 2016. Excluding the acquisition in the strategic cards portfolio, average loan volumes increased US$5 billion, or 4%, compared with the prior quarter due to 7% growth in business loans. Personal loan growth was flat compared with the prior quarter. Average deposit volumes increased US$5 billion, or 2%, compared with the prior quarter reflecting 3% growth in business deposit volume, 2% growth in personal deposit volume and 2% growth in sweep deposit volume from TD Ameritrade.

AUA were US$12 billion as at January 31, 2016, an increase of US$0.1 billion, or 1%, compared with the prior quarter, primarily due to an increase in private banking balances, largely offset by a decline in investment management assets due to market volatility. AUM were US$71 billion as at January 31, 2016, a decrease of US$6 billion, or 7%, compared with the prior quarter, reflecting mainly the decline in global equity markets in the first quarter of 2016.

PCL for the quarter increased US$27 million, or 20%, compared with the prior quarter. Personal banking PCL was US$119 million, flat compared with the prior quarter. Business banking PCL was US$40 million, an increase of US$4 million, compared with the prior quarter, primarily due to increased allowance from commercial loan volume growth, partially offset by the South Carolina flooding provision in the prior quarter. PCL for debt securities classified as loans was US$1 million, an increase of US$23 million, primarily due to recoveries received in the prior quarter. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.7 billion, an increase of US$229 million, or 16% compared with the prior quarter, primarily reflecting inclusion of certain home equity loans that are paying as agreed, however have been reported as impaired because borrowers may not qualify under current underwriting guidelines. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans increased 15 bps compared to the prior quarter. Net impaired debt securities classified as loans decreased US$32 million, or 4%, compared with the prior quarter.

Reported non-interest expenses for the quarter decreased US$74 million, or 7%, compared with the prior quarter. Adjusted non-interest expenses for the quarter decreased US$67 million, or 6%, compared with the prior quarter, primarily due to lower provisions and productivity savings.

The reported efficiency ratio for the quarter was 58.6%, compared with 67.1% in the prior quarter, while the adjusted efficiency ratio was 58.6%, compared with 64.5% in the prior quarter.

TABLE 9: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Net interest income (TEB)	$459	$550	$597
Non-interest income	205	116	114
Total revenue	664	666	711
Provision for credit losses	12	14	2
Non-interest expenses	429	390	433
Net income	$161	$196	$192

Selected volumes and ratios
Trading-related revenue	$380	$316	$380
Gross drawn (billions of dollars)[1]	18	16	14
Return on common equity	10.6%	13.0%	13.0%
Efficiency ratio	64.6	58.6	60.9
Average number of full-time equivalent staff	3,712	3,741	3,746
1	Includes gross loans and bankers' acceptances, excluding letters of credit and before any cash collateral, credit default swaps, and reserves for the corporate lending business.

Quarterly comparison – Q1 2016 vs. Q1 2015

Wholesale Banking net income for the quarter was $161 million, a decrease of $31 million, or 16%, compared with the first quarter last year due to lower revenue, partially offset by lower non-interest expenses and a lower effective tax rate. The annualized ROE for the quarter was 10.6%, compared with 13% in the first quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $664 million, a decrease of $47 million, or 7%, compared with the first quarter last year. The decrease in revenue was primarily due to lower equity trading and security gains, partially offset by higher fee-based revenue and fixed income trading. The decrease in equity trading reflects challenging markets and lower client volumes. Fee-based revenue increased on improved mergers and acquisitions (M&A) client activity and higher corporate lending and debt underwriting fees.

PCL for the quarter was $12 million and consisted primarily of the accrual cost of credit protection and a specific provision in the corporate lending portfolio. PCL in the first quarter last year was $2 million and consisted primarily of the accrual cost of credit protection.

Non-interest expenses for the quarter were $429 million, a decrease of $4 million, or 1%, compared with the first quarter last year. The decrease was primarily due to lower variable compensation and lower operating expenses, partially offset by the impact of foreign exchange translation.

TD BANK GROUP • FIRST QUARTER 2016 • EARNINGS NEWS RELEASE	Page 10

Quarterly comparison – Q1 2016 vs. Q4 2015

Wholesale Banking net income for the quarter decreased $35 million, or 18%, compared with the prior quarter primarily due to higher non-interest expenses and lower revenue. The annualized ROE for the quarter was 10.6%, compared with 13% in the prior quarter.

Revenue for the quarter decreased $2 million, compared with the prior quarter. Higher debt origination and improved fixed income and foreign exchange trading resulting from improved client activity in the quarter was largely offset by lower security gains and lower equity trading.

PCL for the quarter was $12 million, a decrease of $2 million, and consisted primarily of the accrual cost of credit protection and a specific provision in the corporate lending portfolio.

Non-interest expenses for the quarter increased $39 million, or 10%, primarily due to higher variable compensation and the impact of foreign exchange translation.

TABLE 10: CORPORATE
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2016	2015	2015
Net income (loss) – reported	$(202)	$(448)	$(206)
Adjustments for items of note, net of income taxes[1]
Amortization of intangibles	65	65	63
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(41)	(21)	–
Restructuring charges	–	243	–
Net income (loss) – adjusted	$(178)	$(161)	$(143)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(203)	$(192)	$(172)
Other	(4)	2	2
Non-controlling interests	29	29	27
Net income (loss) – adjusted	$(178)	$(161)	$(143)
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q1 2016 vs. Q1 2015

Corporate segment's reported net loss for the quarter was $202 million, compared with a reported net loss of $206 million in the first quarter last year. Adjusted net loss was $178 million, compared with an adjusted net loss of $143 million in the first quarter last year. Adjusted net loss increased primarily due to higher net corporate expenses as a result of ongoing investment in enterprise and regulatory projects. Other items in the current quarter included higher provisions for incurred but not identified credit losses due to volume growth and negative credit migration in exposures impacted by low oil prices within the Canadian Retail and Wholesale Banking loan portfolios and higher revenue from treasury and balance sheet management activities.

Quarterly comparison – Q1 2016 vs. Q4 2015

Corporate segment's reported net loss for the quarter was $202 million, compared with a reported net loss of $448 million in the prior quarter. Adjusted net loss was $178 million, compared with an adjusted net loss of $161 million in the prior quarter. The increase in adjusted net loss was primarily due to higher net corporate expenses. Other items in the current quarter included higher provisions for incurred but not identified credit losses due to volume growth and negative credit migration in exposures impacted by low oil prices within the Canadian Retail and Wholesale Banking loan portfolios and higher revenue from treasury and balance sheet management activities.

TD BANK GROUP • FIRST QUARTER 2016 • EARNINGS NEWS RELEASE	Page 11

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170, or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Normal Course Issuer Bid

On December 11, 2015, the Bank commenced a normal course issuer bid (NCIB) to repurchase for cancellation up to 9.5 million of the Bank's common shares. Pursuant to the Notice of Intention filed with the Toronto Stock Exchange (TSX), the NCIB ends on December 10, 2016, such earlier date as the Bank may determine or such earlier date as the Bank may complete its purchases. During the quarter ended January 31, 2016, the Bank completed its share purchases under the NCIB. A copy of the Notice may be obtained, without charge, by contacting TD Shareholder Relations by phone at 416-944-6367 or 1-866-756-8936 or by e-mail at tdshinfo@td.com.

Access to Quarterly Results Materials

Interested investors, the media and others may view this first quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: http://www.td.com

Email: customer.service@td.com

TD BANK GROUP • FIRST QUARTER 2016 • EARNINGS NEWS RELEASE	Page 12

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on February 25, 2016. The call will be audio webcast live through TD's website at 3 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the first quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2016.jsp on February 25, 2016, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-204-9271 or 1-800-505-9568 (toll free).

The audio webcast and presentations will be archived at www.td.com/investor/qr_2016.jsp. Replay of the teleconference will be available from 6 p.m. ET on February 25, 2016, until 6 p.m. ET on March 31, 2016, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 3291244.

Annual Meeting

Thursday, March 31, 2016

Fairmont The Queen Elizabeth

Montréal, Québec

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 10.4 million active online and mobile customers. TD had CDN$1.2 trillion in assets on January 31, 2016. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Ali Duncan Martin, Manager, Media Relations, 416-983-4412

TD BANK GROUP • FIRST QUARTER 2016 • EARNINGS NEWS RELEASE	Page 13